IMS FAMILY OF FUNDS

A Joint Special Meeting of Shareholders (the "Special Meeting") of the Unified Series Trust, with respect to each of the IMS Capital Value Fund, the IMS Strategic Income Fund, and the IMS Dividend Growth Fund (each an "Existing Fund" and, collectively, the "Existing Funds") was held June 20, 2014. At the Special Meeting, shareholders considered a proposal with respect to each Existing Fund to approve the Agreement and Plan of Reorganization (the "Plan") pursuant to which each Existing Fund transferred all of its assets to an identically named, newly-created series of 360 Funds (each, a "New Fund" and, collectively, the "New Funds"), in exchange for shares of the New Fund and the assumption by the New Fund of all of the liabilities of the Existing Fund (the "Reorganization"). Shareholders of each Existing Fund voted separately on the proposals, approving each proposal as shown below.

IMS Capital Value Fund

Total Outstanding Shares                1,951,257
Total Shares Voted                      1,056,313
For                                     999,609
Against                                 4,227
Abstain                                 52,478

IMS Strategic Income Fund

Total Outstanding Shares                6,422,517
Total Shares Voted                      3,606,380
For                                     3,448,787
Against                                 29,400
Abstain                                 128,194

IMS Dividend Growth Fund

Total Outstanding Shares                708,601
Total Shares Voted                      428,056
For                                     418,283
Against                                 680
Abstain                                 9,093